UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2018

Commission File Number 001-37974

VivoPower International PLC

(Translation of registrant’s name into English)

91 Wimpole Street

London W1G

+44 20 3714 8881

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:      Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Loan Agreement with DEPCOM

VivoPower International PLC (VivoPower”) is pleased to announce that on January 25, 2018, its wholly owned subsidiary VivoPower USA LLC (“VivoPower USA”) entered into a $2.0 million loan agreement with SolarTide, LLC, an affiliate of DEPCOM Power (“DEPCOM”).

The loan is secured by a pledge by VivoPower USA of substantially all of the assets of VivoPower USA, and is scheduled to mature on April 25, 2018, with a one month extension feature. “DEPCOM has provided outstanding engineering and construction services to VivoPower”, said Carl Weatherley-White, CEO of VivoPower. “This transaction represents a further strengthening of our strong and growing relationship.”

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 1, 2018	VivoPower International PLC

/s/ Carl Weatherley-White
Carl Weatherley-White Chief Executive Officer